Eversheds Sutherland (US) LLP 700 Sixth Street, NW, Suite 700 Washington, DC 20001-3980 D: +1 202.383.0176 F: +1 202.637.3593 stevenboehm@eversheds-sutherland.com

January 16, 2024

VIA ELECTRONIC FILING

Emily Rowland, Senior Counsel

Securities and Exchange Commission

Division of Investment Management

100 F Street NE

Washington, DC 20002

Re:	Axxes Private Markets Fund; Pre-Effective Amendment No. 1 to the Registration Statement on Form N-2; File Nos. 333-274313 and 811-23898

Dear Ms. Rowland:

On behalf of Axxes Private Markets Fund (the “Fund”), set forth below are the Fund’s responses to the comments provided by the staff of the Division of Investment Management (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) telephonically, on December 14, 2023, regarding the Fund’s Pre-Effective Amendment No. 1 to the Registration Statement on Form N-2 (File Nos. 333-274313 and 811-23898) (the “Registration Statement”) filed on November 20, 2023. The Staff’s comments are set forth below and are followed by the Fund’s responses.

GENERAL

1.       Please clarify, throughout the Registration Statement, what the Fund will be investing in. If applicable, will the Fund invest in 3(c)(1) or 3(c)(7) vehicles or other commingled private investment vehicles that are organized and managed by the Core Independent Managers that would in turn invest in private equity funds managed by the Underlying Independent Managers via secondary investments and/or alongside such funds in co-investments?

Response:        The Fund has revised the disclosure in the Registration Statement as requested.

2.       Please describe supplementally if the Core Independent Managers will sponsor or manage commingled vehicles. If this is the case, what types of other investors are expected to invest in those vehicles, and will the Fund “control” any of those vehicles for purposes of accounting or the Investment Company Act of 1940, as amended (the “1940 Act”).

Response:        The Core Independent Managers will manage the commingled Investment Funds in which the Fund will invest. The other investors in the Investment Funds will be persons or entities that have relationships with the Core Independent Managers and that are eligible to invest in such Investment Funds. The Fund may initially be a lead investor in certain Investment Funds, and during this time, the Fund may hold over 25% of the economic interest in such Investment Fund. However, the Fund will irrevocably waive all voting rights over 4.99% and/or will invest in non-voting interests and, accordingly, does not expect to be deemed to control an Investment Fund. The Fund anticipates that its ownership stake in any one Investment Fund will decrease over time.

Eversheds Sutherland (US) LLP is part of a global legal practice, operating through various separate and distinct legal entities, under Eversheds Sutherland. For a full description of the structure and a list of offices, please visit www.eversheds-sutherland.com.

Emily Rowland, Senior Counsel January 16, 2024 Page 2

3.       Please clarify in the disclosure what is included in the Fund’s 90% policy, for example, does this include commingled investments managed by the Core Independent Managers?

Response:        The Fund has revised its 90% policy disclosure to state that the Fund will invest 90% of its assets in Investment Funds managed by the Core Independent Managers.

4.       Please review the terminology used throughout the Registration Statement to ensure that it is in “plain English,” for example, please explain the distinction between “Investment Interest” and “Investment Fund.”

Response:        The Fund has clarified the terminology throughout the Registration Statement. The Fund has removed the term “Investment Interest” and instead clarified that the Fund will invest approximately 90% of its assets in Investment Funds managed by the Core Independent Managers. The Core Independent Managers will primarily invest the assets of the Investment Funds that they manage in Direct Access Co-Investments or Secondary Investments (together “Underlying Investments”) sponsored by the Core Independent Manager or a third-party private equity fund manager (i.e., an Underlying Independent Manager).

COVER PAGE

5.       Please clarify what is meant by “investment interests of any type” in the paragraph labeled “Investment Portfolio.” Is it true that this is referring to equity investments only? If not, please clarify.

Response:        The Fund has revised the disclosure to state that it will invest in equity investments.

6.       Please clarify the terminology used with respect to the Core Independent Managers (i.e., the terms “sourced,” “managed” and “sponsored”). Please revise the disclosure to use consistent terms throughout.

Response:        The Fund has clarified the terminology with respect to the Core Independent Managers throughout the Registration Statement. The Core Independent Managers will manage the Investment Funds in which the Funds invest. The Core Independent Managers and Underlying Independent Managers may sponsor various Direct Access Co-Investments and Secondary Investments. The Fund has removed the term “sourced.”

7.       In the paragraph labeled “Eligible Investors” please indicate that “Shares will be sold…” rather than stating that “Shares are being sold….” Additionally, please add the $25,000 investment minimum to this paragraph.

Response:        The Fund has added the requested disclosure.

8.       In the “Risks” section, in the third bullet, please add the following disclosure “the amount treated as a tax-free return of capital will reduce a shareholder’s adjusted tax basis in its Shares, thereby increasing the shareholder’s potential taxable gain or reducing the potential taxable loss on the sale of the Shares.”

Response:        The Fund has added the requested disclosure.

Emily Rowland, Senior Counsel January 16, 2024 Page 3

Prospectus Summary

Investment Program

9.       Please move the following sentence so that it appears earlier in the description of the Fund’s investment strategy: “The Investment Interests sourced or managed by the Core Independent Managers for the Fund will primarily be direct access co-investments (“Direct Access Co-Investments”) or secondary investments (“Secondary Investments”).”

Response:        The Fund has revised the “Investment Program” section to mention Direct Access Co-Investments and Secondary Investments earlier in the strategy.

10.       Please clarify supplementally whether the Fund will be concentrated in any of the following sectors listed in the Registration Statement: Energy and Utilities, Materials, Industrials, Consumer Discretionary, Consumer Staples, Healthcare, Financials, Information Technology, and Communication Services.

Response:        The Fund will not concentrate in any of the aforementioned sectors.

11.       The Fund has a policy to not invest more than 25% of its total assets in any one Investment Interest. Please explain supplementally how this limitation will be implemented and tracked.

Response:        The Fund has revised the disclosure to state that it will not invest more than 25% of its assets in any one “Underlying Investment” (which is defined as a Direct Access Co-Investment or Secondary Investment). The Advisor will measure this at the time of investment (i.e., each time the Fund’s assets are invested in an Underlying Investment, the Advisor will review all of its investments to ensure that no single Underlying Investment accounts for more than 25% of the Fund’s total assets).

12.       In the paragraph regarding the Fund’s liquid holdings, please state the Fund “will” hold liquid assets rather than the fund “is expected” to hold liquid assets.

Response:         The Fund has made the requested revision.

13.       In the section “Investment Process” please clarify the meaning of the term “products” in the first sentence.

Response:        The Fund has revised the disclosure accordingly.

14.       Please supplementally explain whether the Advisor will have a role in choosing the investments of the Underlying Independent Managers.

Response:        The Advisor will not have a role in dictating which investment opportunities the Underlying Independent Managers select and make available to potential investors (including the Investment Funds managed by the Core Independent Managers). The Advisor, however, (consistent with the market standard for limited partner opt-outs for private funds) does have the power to “pass” on a particular Direct Access Co-Investment, Secondary Investment or other type of investment on behalf of the Fund if the Advisor does not believe that such investment is appropriate for the Fund.

Core Independent Managers

15.       Please discuss the role of the Underlying Independent Managers in this section.

Response:        The Fund has added disclosure about the Underlying Independent Managers in the section entitled “Core Independent Managers.”

Emily Rowland, Senior Counsel January 16, 2024 Page 4

Risk Factors

16.       Please confirm supplementally that there will be no fees payable directly by the Fund to the Core Independent Managers or Underlying Independent Managers.

Response:        The Fund confirms that there will be no fees payable directly by the Fund to the Core Independent Managers or Underlying Independent Managers, outside of any fees payable by the Fund as an investor in an Investment Fund and/or Underlying Investment (as disclosed in the Registration Statement).

17.       Please review the bullet points and consider whether the Underlying Independent Managers should be mentioned in all bullets where Core Independent Managers are mentioned.

Response:        The Fund has reviewed the bullet points in the “Risk Factors” section and made revisions as applicable.

Expense Limitation Agreement

18.       Please ensure that disclosure in the Registration Statement regarding the “Specified Expenses” aligns with what is included in the Expenses Limitation Agreement.

Response:        The Fund has revised the Registration Statement to align the definition of “Specified Expenses” with the definition included in the Expenses Limitation Agreement.

19.       In the definition of “Specified Expenses” please clarify what expenses are covered under (iv) – is this meant to cover the expenses of the underlying funds in which the Fund invests (i.e., acquired fund fees and expenses)?

Response:        The Fund has revised the Registration Statement disclosures to align the definition of “Specified Expenses” with the definition in the Expenses Limitation Agreement. The disclosure now reads “…(iv) expenses incurred in connection with secondary offerings, co-investments and other investment-related expenses of the Fund.” The term “secondary offerings” refers to secondary offerings that the Fund may make, such as a preferred stock offering. The term “co-investments” refers generally to any co-investments the Fund may make in accordance with its pending co-investment application or otherwise. The term “other investment related expenses of the Fund” refers generally to expenses related to the Fund’s investments.

20.       Please use defined terms when referring to “secondaries” or “co-investments.”

Response:        The Fund has revised the referenced disclosure as described in the response to Comment 19. As noted in the response to Comment 19, the term “co-investment” refers to co-investments generally and not necessarily Direct Access Co-Investments as that term is defined in the Registration Statement and the term “secondary offering” generally refers to additional offerings made by the Fund. These terms are general terms and are not defined terms in the Registration Statement, and as such, the Fund has kept the terms as undefined terms in the Registration Statement.

Purchases of Shares

21.       In the paragraph beginning “Financial Intermediaries may have different investment minimum requirements…” please disclose that these investment minimums will in no event be below $25,000.

Response:        The Fund has revised the referenced paragraph as follows: “Financial Intermediaries may have different investment minimum requirements than those outlined in this prospectus (the “Prospectus”). Additionally, Financial Intermediaries may aggregate several customer accounts to accumulate the requisite initial investment minimum for Class I Shares. However, under no circumstances will a Financial Intermediary accept an initial investment from an investor in an amount less than $25,000, whether aggregating orders or otherwise. Please consult your Financial Intermediary for their account policies.”

Emily Rowland, Senior Counsel January 16, 2024 Page 5

22.       Please delete the sentence “Additionally, Financial Intermediaries may aggregate several customer accounts to accumulate the requisite initial investment minimum” and instead, clearly disclose under what circumstances aggregations may occur.

Response:         The Fund has revised the referenced sentence as described in the response to Comment 21.

23.       Please explain the basis for the following statement in the first sentence of the third paragraph “…except that shares may be offered more or less frequently as determined by the Fund in its sole discretion.”

Response:        The Fund has removed the referenced sentence.

Repurchases of Shares

24.       Please qualify the disclosure regarding the Fund’s early repurchase fee to state that the Fund’s ability to charge such a fee is subject to multi-class relief.

Response:        The Fund respectfully declines to add the requested disclosure. The repurchase fee referenced is a repurchase fee retained by the Fund, and charged pursuant to Rule 23c-3(b)(1). The repurchase fee is not an early withdrawal charge (referred to as a contingent deferred sales charge (“CDSC”) in the Registration Statement), which is a distribution related fee retained by the distributor for which multi-class relief is required. The Fund may charge CDSC on Class C Shares, but will not do so until it receives multi-class relief. Further, as disclosed in the Registration Statement, the Fund will only offer Class I shares (which do not have a CDSC) until it receives multi-class relief.

INVESTMENT PROGRAM

25.       Under “Types of Investment Structures” please explain the circumstances under which the Direct Access Co-Investments would not be invested immediately, reference is made to the sentence “Capital committed to a Direct Access Co-Investment is typically invested immediately, potentially under certain circumstances….”

Response:        The Fund has revised the sentence to clarify its meaning as follows: “Capital committed to a Direct Access Co-Investment is typically invested immediately, potentially mitigating “J-Curve” and creating a more predictable cash flow dynamic, but may also involve a commitment to fund additional capital under certain circumstances.”

26.       Under “Core Independent Managers” please also add Underlying Independent Managers to the sentence “Past performance of Investment Interests managed by the Core Independent Managers is not indicative of future results of those Investment Interests.”

Response:        The Fund has made the requested revision.

TYPES OF INVESTMENTS AND RELATED RISKS

27.       Reference is made to the following sentence in the risk factor “Dependence on the Advisor and Investment Managers:” “The Fund intends to allocate substantially all of its assets to Investment Interests managed by the Core Independent Managers.” – please review and clarify this sentence, should this also mention the Underlying Independent Managers?

Response:        As noted in the response to Comment 4, the term “Investment Interests” was removed from the Registration Statement. Accordingly, the Fund has revised the referenced disclosure to align with the revised strategy and state that the Fund intends to allocate substantially all of its assets to Investment Funds managed by the Core Independent Managers.

Emily Rowland, Senior Counsel January 16, 2024 Page 6

28.       In the “Secondary Investments” risk, the following sentence indicates that the Fund may invest in primary investments – please revise or clarify: “Similarly, certain Secondary Investments may require the Fund to make a concurrent primary commitment to a new private equity fund, which commitment the Advisor may consider to be less attractive than the other assets to be acquired.”

Response:        The Fund removed the referenced sentence. The Fund will not invest in primary funds.

OTHER RISKS

29.       In the “Incentive Allocation Arrangements” risk factor, please clarify the meaning of “in the aggregate” when referring to performance fees. Is this the combined fee of the Core Independent Manager and Underlying Independent Manager?

Response:        The Fund has clarified that the fees represent the aggregate fees that may be received by a Core Independent Manager and Underlying Independent Manager with respect to a particular investment made by the Fund.

30.       Please confirm supplementally that the Underlying Independent Managers are not affiliated with the Core Independent Managers.

Response:        The Fund does not currently know the identity of the Underlying Independent Managers, and as such, is not able to confirm whether such managers are affiliated with the Core Independent Managers. The Fund believes that there may be instances where an Underlying Independent Manager is affiliated with a Core Independent Manager.

REPURCHASES AND TRANSFERS OF SHARES

31.       Under “Involuntary Repurchases” please supplementally explain how these redemptions may be accomplished consistent with Rule 23c-2, specifically the “reputational injury” redemption.

Response:         Under Rule 23c-2, the Fund may “call or redeem any securities of which it is the issuer, in accordance with the terms of such securities or the charter, indenture or other instrument pursuant to which such securities were issued: Provided, That, if less than all the outstanding securities of a class or series are to be called or redeemed the call or redemption shall be made by lot, on a pro rata basis, or in such other manner as will not discriminate unfairly against any holder of the securities of such class or series.” The Fund’s Declaration of Trust allows the Fund to redeem shares under certain circumstances (which are listed in Section 9.2 thereof). These circumstances are also fully disclosed to shareholders in the Registration Statement under “Involuntary Repurchases.” In the event that the Fund were to exercise such redemption rights, the Fund would do so in a manner that does not unfairly discriminate against any shareholders, and complies with 23c-2.

32.       Under “Involuntary Repurchases” please confirm that all bullet points in the Registration Statement conform to the corresponding bullets in the Declaration of Trust.

Response:        The Fund has revised the referenced section to align with the Declaration of Trust.

33.       Under “Involuntary Repurchases” in the second to last bullet, please specify the amount that would result in an involuntary repurchase.

Response:        The Fund has made the requested revision.

34.       Under “Involuntary Repurchases” in the last bullet point please remove “the Fund or.”

Response:        The Fund has made the requested revision.

Emily Rowland, Senior Counsel January 16, 2024 Page 7

PLAN OF DISTRIBUTION

35.       Please clarify that the waiver referred to in the first paragraph cannot reduce an initial investment to below $25,000.

Response:        The Fund has made the requested revision.

EXHIBITS

36.       Please provide a Delaware counsel opinion.

Response:        The Fund will provide a Delaware counsel opinion in a subsequent amendment.

SIGNATURE PAGE

37.       Please add an asterisk next to Joseph DaGrosa’s name on the bottom of the page (the power of attorney signature). Please also type each Trustee’s name on the Trustee’s respective signature line.

Response:        The Fund has made the requested revisions to the signature page.

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Please do not hesitate to call me at (202) 383-0176 or Krisztina Nadasdy at (614) 468-8292 if you have any questions or require any additional information.

Sincerely,

/s/ Steven B. Boehm
Steven B. Boehm

cc:	Andrea Ottomanelli Magovern, Assistant Director
Asen Parachkevov, Branch Chief
Krisztina Nadasdy, Esq., Eversheds Sutherland (US) LLP